SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                              SCHEDULE 13D
                            (AMENDMENT NO. 1)
               Under the Securities Exchange Act of 1934*
                      INDEPENDENT BANKSHARES, INC.
                            (Name of Issuer)
                 Common Stock, par value $0.25 per share
                     (Title of Class of Securities)
                               453841 20 7
                             (CUSIP Number)
                           BRYAN W. STEPHENSON
                           547 Chestnut Street
                          Abilene, Texas  79602
                             (915) 677-5550
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            December 15, 1993
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

     The Exhibit Index required by Rule 0-3(c) is located at page
8 of this filing.

(1)   Name of Reporting Person                Bryan W. Stephenson
      S.S. No. of Above Person                ###-##-####

- -----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a) [ ]
     Member of a Group*                                (b) [ ]

- -----------------------------------------------------------------
(3)  SEC Use Only

- -----------------------------------------------------------------
(4)  Source of Funds*                                  BK, PF

- -----------------------------------------------------------------
(5)  Check Box if Disclosure of Legal                      [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

- -----------------------------------------------------------------
(6)  Citizenship                                       U.S.A.

- -----------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH:

     (7)   Sole Voting                                 64,870
           Power
           ------------------------------------------------------

     (8)   Shared Voting                               13,480
           Power

           ------------------------------------------------------
     (9)   Sole Dispositive                            57,195
           Power

           ------------------------------------------------------
     (10)  Shared Dispositive                          21,155
           Power

- -----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned               78,350
     by Each Reporting Person

- -----------------------------------------------------------------
(12) Check Box if the Aggregate Amount in                 [ ]
     Row (11) Excludes Certain Shares *

- -----------------------------------------------------------------
(13) Percent of Class Represented by                      7.5%
     Amount in Row (11)

- -----------------------------------------------------------------
(14) Type of Reporting Person *                            IN

- -----------------------------------------------------------------

                           * SEE INSTRUCTIONS

                    AMENDMENT NO. 1 TO SCHEDULE 13D
                      Filed Pursuant to Rule 13d-2

                         INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock par value $.25 per share of Independent Bankshares, Inc., filed by Bryan W. Stephenson on or about January 11, 1993 is hereby amended and supplemented as follows:

Item 1.    Security and Issuer

     The response to Item 1 is hereby amended and restated in its entirety to read as follows:

     This Statement on Schedule 13D, as amended (this "Statement"), relates to the common stock, par value $0.25 per share (the "Common Stock") of Independent Bankshares, Inc., a Texas corporation, which has its principal executive offices located at 547 Chestnut Street, Abilene, Texas 79602 (the "Issuer").


Item 2.    Identity and Background

     The response to Item 2 is hereby amended and restated in its entirety to read as follows:

(a)-(b) This Statement is filed by Bryan W. Stephenson, an individual resident of the State of Texas (the
           "Reporting Person"). The business address of the Reporting Person is 547 Chestnut Street, Abilene, Texas 79602.

(c)  The Reporting Person is the President and Chief Executive
     Officer of the Issuer.

(d)-(e) During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

     The response to Item 3 is hereby amended and restated in its entirety to read as follows:

     This Statement is being filed as a result of an increase in the beneficial ownership of the Common Stock by the Reporting Person.

     Stock Option. On December 15, 1993, the Board of Directors of the Issuer granted the Reporting Person a nonqualified stock option to purchase 7,000 shares of Common Stock (the "Option"). Pursuant to the applicable Stock Option Agreement by and between the Reporting Person and the Issuer, the Option is exercisable until December 31, 1997 and, prior to the stock dividend discussed below, carried an exercise price of $9.00 per share, payable in cash or shares of previously acquired Common Stock prior to the issuance thereof. The Reporting Person anticipates that if he exercises the Option as described herein, he will use personal funds to satisfy the exercise price.

     Market Purchase. On March 30, 1995, the Reporting Person acquired 7,000 shares of Common Stock from First Company in a single privately negotiated transaction at a price of $7.00 per share or an aggregate purchase price of $49,000. The funds used to purchase these shares were borrowed from Boatmen's First National Bank of Amarillo, Amarillo, Texas (the "Bank") in the ordinary course of the Bank's business. The Security Agreement by and between the Bank and the Reporting Person is attached as an exhibit to this Statement.

     Other Transactions. At various times prior to the filing of this Statement, the Reporting Person acquired beneficial ownership of an aggregate of an additional 1,969 shares of Common Stock in a series of unrelated market and private transactions ranging in prices from $7.00 to $7.50 per share. The Reporting Person used personal funds to acquire all of these shares. The Reporting Person also acquired beneficial ownership of 2,559 shares of Common Stock since the Schedule 13D originally filed January 11, 1993, as a result of various reallocations under the Issuer's Employee Stock Ownership/401(k) Plan (the "ESOP/401(k) Plan").

     Stock Dividends. On May 31, 1993, the Issuer granted the holders of its Common Stock, as of April 30, 1993, a 5% stock dividend. The Reporting Person increased his beneficial ownership by 2,054 shares of Common Stock as a result of this stock dividend.

     On May 31, 1995, the Issuer granted the holders of its Common Stock a 33-1/3% stock dividend. The stock dividend was paid to holders of record as of May 10, 1995. The Reporting Person increased his beneficial ownership by 17,252 shares as a result of this stock dividend. Additionaly, pursuant to the terms of the applicable Stock Option Agreement, the Option referred to above was proportionately adjusted as a result of this stock dividend resulting in the Reporting Person's ability to exercise the Option for 9,333 shares of Common Stock.

Item 4.    Purpose of Transaction

     The response to Item 4 is hereby amended and restated in its entirety to read as follows:

     The Reporting Person's present intent is to hold the Common Stock owned by him for investment purposes only.
     Additionally, the Reporting Person presently anticipates that any shares of the Issuer's Common Stock to be acquired by him upon exercise of stock options shall be acquired for investment purposes only. Whether the Reporting Person purchases any additional shares of Common Stock or exercises his option to acquire shares of Common Stock, and the amount, method and timing of any such purchase or exercise, will depend upon the Reporting Person's continuing assessment of pertinent factors, including, among other things, the availability of such shares for purchase or acquisition at acceptable price levels and/or upon acceptable terms; the business and prospects of the Reporting Person and the Issuer and other business and investment opportunities available to the Reporting Person; economic conditions; money market and stock market conditions; the attitude and actions of other stockholders of the Issuer; the availability and nature of opportunities to dispose of Common Stock; the availability of funds or financing for additional purchases; regulatory and other legal considerations; and other plans and requirements of the Reporting Person. Depending upon his assessment of these factors from time to time, the Reporting Person may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, option exercise or otherwise) or to dispose of some or all of the Common Stock beneficially owned by him. However, neither the timing nor the circumstances of future acquisitions or dispositions has been determined at the date hereof.


Item 5.    Interest in Securities of the Issuer

     The response to Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person as of the date of filing this Statement is 78,350 shares, constituting approximately 7.5% of the outstanding Common Stock of the Issuer. This includes (i) 9,333 shares of Common Stock that the Reporting Person has the right to acquire within 60 days pursuant to the exercise of the Option described in Item 3 above, (ii) 7,643 shares of Common Stock that could be acquired within 60 days through the conversion of the Issuer's Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") owned by the Reporting Person's spouse, and (iii) 3,945 shares of Common Stock that could be acquired within 60 days through the conversion of additional shares of Series C Preferred Stock held by the ESOP/401(k) Plan for the benefit of the Reporting Person.

(b) The Reporting Person has the sole power to vote 64,870 shares of Common Stock.

     The Reporting Person shares the power to vote 13,480 shares of Common Stock with Mrs. Stefanie Stephenson, the Reporting Person's spouse. Mrs. Stephenson's residence address is 1413 Tanglewood, Abilene, Texas 79605 and she is the owner of Ard Drilling Company, an oil and gas drilling and exploration company. During the last five (5) years, Mrs. Stephenson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, she was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person has the sole power to dispose of 57,195 shares of Common Stock.

     The Reporting Person shares the power to dispose of 13,480 shares of Common Stock with Mrs. Stephenson and an additional 7,675 shares of Common Stock with the ESOP/401(k) Plan. The ESOP/401(k) Plan's business address is 547 Chestnut Street, Abilene, Texas 79602.

(c) Except as specified herein, the Reporting Person has effected no other transactions in the shares of Common Stock of the Issuer during the past 60 days.

(d) Mrs. Stephenson individually, and the Reporting Person and Mrs. Stephenson jointly, have the right to receive any dividends or proceeds from the sale of 12,221 and 1,259 shares respectively of Common Stock. The ESOP/401(k) Plan has the right to receive any dividends or proceeds from the sale of 7,675 shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer

     The response to Item 6 is not amended but is restated in its entirety to read as follows:

           Not applicable.

Item 7.    Material to be Filed as Exhibits

     The response to Item 7 is hereby amended and restated in its entirety to read as follows:

     EXHIBIT NO.      EXHIBIT

           (1)        Security Agreement, by and between the
                      Reporting Person and Boatmen's First National Bank of Amarillo.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21, 1995

                                 /s/ Bryan W. Stephenson
                                 Bryan W. Stephenson






                Attention:  Intentional misstatements or
                  omissions of fact constitute Federal
                criminal violations (See 18 U.S.C. 1001).

                              EXHIBIT INDEX


EXHIBIT                                                 CONSECUTIVE
   NO.                      DOCUMENTS                     PAGE NO.

  (1)            Security Agreement, by and between          9
                 the Reporting Person and Boatmen's
                 First National Bank of Amarillo